

"Changing the way Investors Can Access Real Estate"

Rexford R. Hibbs
CEO / Founder

206.550.2044
www.RealtyReturns.com
Rexford@RealtyReturns.com

Summary

After co-founding Dreamfunded, San Francisco's first registered crowdfunding portal that allows everyday americans to invest in startups, I began asking investors what they were really looking for. The feedback was unanimous. They are looking for quick, low-risk returns. From my own background and experience, I knew the fastest and easiest way to achieve this was through Real Estate investing.

So I thought to myself, there should be a way that can we can provide strong, guaranteed returns to anyone in the world through real estate. That's why I launched RealtyReturns because I realized that the biggest opportunity was to help everyone get a guaranteed return on their money. A return that is much higher than that from banks or CD's, but just as secure.

RealtyReturns is a real estate crowdfunding platform that will allow both accredited, and non-accredited investors to invest in debt or equity investments through a secure, online platform. Our debt investments offer investors a guaranteed 3% return and allows developers and property owners to raise hard money loans against property or sell property ownership.

We have developed relationships with investment advisers, family offices and institutional investors who are extremely excited about the 3% guarantee. In a recent conversation with a top local investment advisor, he admitted he would be happy to offer his clients a 1.5% - 3% return over the period of 5-years. He became ecstatic when I told him about our 3% guarantee over 12-months, but he was also skeptical. After I described how it worked he wanted to get going immediately. Individual investors feel the same way because most have not had the capital or network to be successful investing in real estate, and most are currently seeing very small returns from their CD (avg 0.51%) and bank savings accounts (.02-.05% typically). This is really where RealtyReturns will take off, a no-risk, secure way to keep and build wealth.

Thus far we have built the platform (www.RealtyReturns.com) and aligned ourselves with well known brokerages, Century 21 and Coldwell Banker to secure top quality properties and work with developers who have a strong track record. We have developed a groundbreaking way to get our investors a guaranteed 3% return in-house. This means that everyone can earn a guaranteed 3% return regardless of net-worth, personal network or real estate knowledge. We have created a whole new asset class which is something that's never been done before with the new crowdfunding rules.

Investors are easily able signup, browse, select and invest in the projects that interest them in under 10 minutes. Now anyone can invest in real estate without the hassles of dealing with tenants, trash, maintenance or yard work.

About Us

RealtyReturns.com was founded in 2016 by Rexford R. Hibbs and a select group of successful real estate investors, developers and crowdfunding experts. RealtyReturns is open to all American and foreign investors who want to diversify their portfolio with screened debt and equity real estate investments. Our members include individual investors (both accredited and non-accredited), family offices, institutional investors, registered investment advisors, hedge funds, banks, asset managers and private equity funds.

RealtyReturns partners and advisors are some of the biggest and most successful developers and landowners in Northern California, Washington and Arizona. They have committed to supporting RealtyReturns and it's goals as well as connecting us with the proper relationships to propel us forward.

Our Story:

RealtyReturns Founder and CEO Rexford R. Hibbs co-founded San Francisco's first Title-III equity crowdfunding platform DreamFunded.vc, and San Francisco's first private tech stock market DreamFunded.com. Coming off the successes of both platforms, Rexford wanted to combine his background in real estate and his expertise in equity crowdfunding. He launched RealtyReturns in 2016 with the goal of offering every investor (both accredited and nonaccredited) access to quick, low-risk returns in real estate.

Rexford is an investor who comes from a successful real estate and angel investing background, making and managing real estate investments in Washington, Oregon, Arizona and California through his family office.

Before co-founding DreamFunded, Rexford was previously on the real estate investment committee with Marcus & Millichap, working closely with brokers to procure promising investment opportunities. Rexford is a Seattle native with deep ties to the real estate investment networks in Seattle, Sacramento, the San Francisco Bay Area, Phoenix and Hawaii.

How-It-Works

- Through the internet (crowdfunding), developers borrow directly from individual/ institutional investors and property owners sell their property.

- RealtyReturns guarantees principal and interest payments to debt investors (Guaranteed 3% return for investors through new assurance fund model).

Regulation

- Regulation CrowdFunding - J.O.B.S Act, Title III.
    - Allows non-accredited investors (aka: everyday Americans) to invest in real estate.
    - First time in over 83-years that "non-accredited investors" have been allowed to invest in private offerings including real estate.
    - Plan to be the first Title III real estate platform (currently pending FINRA approval).
    - Opens up 95% of the U.S market to investment on our platform.

Competition

- FundRise & RealtyMogul
    - Both platforms only cater to "Accredited Investors" (just 4.8% of the U.S Market).
    - No platform offers a guaranteed return on investment to protect against losses.

- Savings Accounts

    - Average interest in a bank savings account pays just 0.06% per year. Many of the nation's biggest banks pay as low as 0.01% per year.

- CD (Certified Deposit Account)

    - The average CD Account pays out just 0.51% per year.

Guaranteed 3% Return: How-It-Works:

1. We charge 10% interest to debt borrowers over 12-months. (debt investments only)

    a. 3% goes to the Investor (paid out monthly, or quarterly)

    b. 3% goes into an insurance fund (that we do not touch) *

    c. 4% goes back to RealtyReturns

2. Investors are paid out monthly or quarterly dividends and the principal amount is paid back at the end of the loan period.

10% Total Interest on Loans
12-months



4%
RR & Backers

3%
Insurance Fund

3%
Investors

* The 3% insurance fund is controlled by RealtyReturns but is not touched. Every time interest is paid by the borrower, 3% is automatically transferred into the fund and is used as collateral for the 3% Guarantee in the unlikely case of default by the borrower. As more loans are issued and more interest payments received, the fund will continue to grow and offset any defaults in the future. Until the fund has grown large enough to fully secure the guarantee, our private backers will provide backup assistance to cover any defaults. This is extremely unlikely because we are working only with borrowers and developers who are in our large but trusted real estate network.

Business Strategy and Implementation

- Created agreements with Brokers, Developers & Investment Advisors to use our services immediately and continue to expand those relationships.
    - Investment advisors are ecstatic over 3% guaranteed returns in 12-months because many were happy to show their clients a 1.5% - 3% return over 5-years.
- Use upfront fee income to cover operational costs (4%) from borrower's total loan amount.
    - Ex: Developer borrows $500K, $20k will be removed immediately as an admin fee (500K x 4%) that goes back to the platform as revenue.
- 3% Guaranteed Return on Debt investments to investors (12-months).
- Focus initially on single family homes (loan size > $625k), developers looking for extra cash for investments that are cheaper than banks and traditional hard money loans.
- RealtyReturns Operation (Title III FINRA Approval, Oct 2016)
    - Previously co-founded DreamFunded.vc that was approved by FINRA & the SEC as the first Title III platform in the Bay Area.
    - 60 Days to approval and full operational launch of RealtyReturns (10/16).
- 4 investments completed through the platform in Q4 2016 (Avg. $150K per deal)
- Future expansion to Regulation A+ (allows up to $50 million investments) in Q1 of 2017.

Financial Highlights

- Estimated Use of Funds: Year 1 - $950,000

- ○ Management & Employees - $300,000

- ○ Platform Development - $100,000

- ○ Marketing, Business Development & Other Expenses - $550,000

Market Overview

Crowdfunding began a few years ago with the central thesis that internet technology has made it possible for one person to raise money from a large number of people directly. We are adding a twist by incorporating a proven investment model, real estate. It is a brand new focus that challenges the traditional real estate and investment banking industries.

Even though the crowdfunding landscape is growing amazingly fast, it is still very early in this new 300 billion dollar market. Currently, nobody is working with "non-accredited investors" who account for 95% of the U.S market, work directly with brokers and developers for promising opportunities or offer investors any guaranteed returns. All of these platforms cater only to 5% of the market, ("accredited investors"), and leave the burden of risk to the investors, pushing them back into low return CD's and low risk savings accounts. As a result, investors are looking for a safe, short term alternative to growing their capital, and RealtyReturns is the answer.

Why Real Estate Crowdfunding?



We have seen the real estate crowdfunding market grow extremely quickly since it's inception in 2014. In fact, it is growing faster than any other fintech market and out performing many traditional investment approaches. By providing financial guarantees for single property backed debt loans loans, we can replace investor risk with investor success, and exponentially increase the volume of real estate deals done on our platform.

How-It-Works

Signup & Investment Processes (Investors):

1. Investor Signs up for a free membership account at RealtyReturns.com.

2. Investor can easily browse, select and learn about investments of interest.

3. Investor can sign all legal documents and invest online using their checking account in under 10-minutes.

<u>Signup & Investment Processes (Borrowers / Developers / Sellers):</u>

1. Borrower / Seller chooses to apply for funding or list a property.

2. Borrower / Seller submits information about the related property which creates listing page on RealtyReturns.

3. RealtyReturns experts examine opportunity and approve or deny application based on future promise.

4. If approved, RealtyReturns staff contacts the borrower / seller, finalizes opportunity and launches it on the platform.

5. Emails are sent to all investors about the new opportunity and money is raised.

6. Once the funding is brought in, 4% of the total raise is removed as a RealtyReturns admin fee. The remainder goes to the developer and interest is paid back to investors and the RealtyReturns platform on a monthly or quarterly basis with the principal being paid back at the end of the loan term.

CrowdFunding Market

The crowdfunding market is one of the fastest growing markets in the world right now and real estate is leading the way. The real estate crowdfunding market started in 2014 in the shadow of The J.O.B.S Act and is now predicted to be a $64 Billion market by the end of this year (2016).



 # U.S. Households by Annual Income

Just 4.8% of households qualify as accredited investors

Passage of Title III of the JOBS Act opens crowdfunding to more than 58 million households, an increase of nearly ten-fold!

Source: U.S. Census

With the recent implementation of Title III of The J.O.B.S Act (May 2016), also known as Regulation CrowdFunding, the market has just opened up to allow "non-accredited" investors to participate in offerings for the first time in 83-years; opening up 95% of the U.S market to investment. We are tapping directly into this new market by being the first platform to provide real estate investments to the 95.2% (non-accredited) as well as the other 4.8% (accredited) under Title III.

Funding Process (Borrowing & Investing)

1. RealtyReturns Evaluates Borrower / Developer / Seller

RealtyReturns real estate experts will evaluate all investments and accept/ reject them based upon the borrower / property information and RealtyReturns internal risk model.

2. RealtyReturns Conducts Due Diligence

If the application is not rejected after the initial evaluation, our team of real estate experts conduct detailed due diligence on both the borrower and/or property to determine profitability, estimated timing of returns and terms of the agreement.

Once the due diligence is completed and no major issues are found, the borrower will be presented with the final terms and the loan or property sale is finalized.

3. RealtyReturns Posts Investment Online & Markets Investment

RealtyReturns provides all relevant information to potential investors about the transaction without releasing any borrower's personal information that may have been obtained.

Investors will be presented with the loan type and expected rate of return. Investors then will invest into the specific offering by signing all legal documents online and invest into escrow through their checking account.

4. RealtyReturns Closes the Deal

When enough investor capital is committed, the investment will be closed and the funds will be automatically transferred from our 3rd party escrow account to the borrower / seller. The borrower and seller is responsible to cover all costs associated with the sale such as title and escrow fees.

If the target goal of the raise is not reached and there is not enough capital commitment to meet the target raise, the deal is aborted and investors are refunded their money.

<u>5. Monthly Repayment</u>

 Every month or quarter, RealtyReturns will withdraw money for the borrower's bank account automatically and distribute the dividends to the investors' accounts electronically.

Implementation

Below is the development plan for a stand-alone approach. For salary estimation, it assumes hiring happens only at the end of each period. Individual salaries are based upon online search results. Total development costs are estimated to be around $1 million, including:

- Management & Employees - $300,000

- Platform Development - $100,000

- Marketing, Rent, Business Dev & Other Exp - $550,000

*Est. Plan	Month 1-2	Month 3-4	Month 5-6	Month 7-8
Staffing	+Hire 2 web engineers +1 Designer	+Hire 1 analyst + 3 sales reps	+Hire 5 more sales reps +Hire sales mgr.	+Hire 1 more programmer +Expand Sales

				Team
Milestone	Fund 3 debt investments. +Redesign website/platform +Close Seed Round	+Fund 3 more Debt Investments +Fund 1 Equity Investment	+Fund 5 more Debt investments + Fund 2 Equity investments.	+Fund 9 more Debt investments +Fund 3 Equity investments
Marketing	+Run Ads (radio, internet) +Send Emails +Network	+Run Ads (internet) +Send Emails +Make Calls	+Run Ads (radio, internet) +Send Emails +Make Calls	+Run Ads (radio, internet, TV) +Send Emails +Make Calls

Profitability Assessment

Fee Schedule - How We Make Money

The general principle is to use fee income to cover operational expenses and interest dividends/ property sales profit to make money. Interest on a traditional (non-RealtyReturns) hard money loan will be anywhere from 10%-16% per year with 6%-8% removed from the total loan amount. We will charge borrowers less:

- 10% interest (7% to RealtyReturns, 3% to investors)

- 4% of the total raise as an admin fee.

Ex: If we loan a borrower $500,000 for a debt loan @ 10% interest and 4% admin fee, we will earn $20,000 from the administration fee and $35,000 ($2,916.67 per month) from the interest while the investor will make $15,000 ($1,250 per month). On a monthly or quarterly basis for debt investments, RealtyReturns will earn 7% of the interest payments (4% to the RealtyReturns, 3% into the insurance fund).

Once more investments and loans are made through the platform, we will have recurring revenues that will compound quickly as we continue grow and expand our operations. Furthermore, the borrower is responsible for covering all costs associated with the loan or sale (title & escrow fees).

Table for Estimated 1st Year Revenues

Loan Size ($) (Per loan)	$200,000
No. of loans	23
Total Loan Amt ($)	$4,600,000
Interest Rate (%)	7% (RR)

(for RealtyReturns)		= $322,000
Interest Rate (%)		3%
(for Investors)	=	$138,000
Total Fee Revenue ($)		
RealtyReturns		$322,000
Total Admin Fee Revenue		$180,000
Est. Gross Revenue ($)		**$502,000**

After potential borrowers/investors are attracted to the site, several factors can help us to retain a high portion of borrowers and investors to continue doing business with us, including:

- Guaranteed 3% return for debt investments.
- Simple and low fee structure
- Planning to be the 1st real estate crowdfunding platform under Title III to allow everyone to invest. (Already in Approval Process)
- Higher returns to investors than banks or CD's + S&P 500
- Good user experience, user friendly website & easy investment
- Strong capital reserve to guarantee 3% return (Insurance Fund)
- Monthly recurring income

Assume 20 debt transactions (not including equity investments) can be finalized in the 7-8 months of operation (see table above). As can be seen from this table, Overall, it seems feasible to achieve breakeven in the 8-months to first year of operation.

Exit Strategy

We foresee RealtyReturns becoming a public Real Estate Marketplace listed on NASDAQ in the next 5-years. In order to accomplish this feat, we will continue to grow our operations month after month, in both employees as well as number of investments and investment sizes ($). We will also continue to expand our services and look at the possibility of registering as a Regulation A+ platform, which would allow us to bring in investments as large as $50 million. As we continue expanding operations and growing this new model I believe we can bring RealtyReturns to an acquisition or IPO down the road. This new model is the future of real estate investing and RealtyReturns is shaping that future.

*Note: All information in this plan is subject to change or modification at any time. All projections are estimated using our performance goals and expectations. They might change.